April 12, 2019

Alison White, Esq. Senior Counsel Office of Disclosure Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
RE:	Advisors Preferred Trust, File Nos. 333-184169, 811-22756

Dear Ms. White:

On April 4, 2019, Advisors Preferred Trust (the "Registrant"), on behalf of certain of its series (collectively, the “Funds”), filed three separate preliminary information statements (collectively, the “Pre-14As”) relating to proposals to approve new advisory and sub-advisory contracts at special shareholder meetings to occur on May 17, 2019, as follows: (i) a preliminary information statement for shareholders of The Gold Bullion Strategy Fund, The Gold Bullion Strategy Portfolio, Quantified Managed Income Fund, Quantified All-Cap Equity Fund, Quantified Market Leaders Fund, Quantified Alternative Investments Fund, and Quantified STF Fund relating to a proposal to approve a new investment advisory agreement with Advisors Preferred, LLC (the "Adviser") and a second proposal to approve a new sub-advisory agreement between the Adviser and Flexible Plan Investments, Ltd. ("Flexible Plan") by shareholders of the applicable Funds (the “Flexible Plan Pre-14A”); (ii) a preliminary information statement for shareholders of Spectrum Low Volatility Fund and Spectrum Advisors Preferred Fund relating to a proposal to approve a new investment advisory agreement with the Adviser and a second proposal approve a new sub-advisory agreement between the Adviser and Spectrum Financial, Inc. (“Spectrum Financial”) by shareholders of the applicable Funds (the “Spectrum Financial Pre-14A”); and (iii) a preliminary information statement for the OnTrack Core Fund relating to a proposal to approve a new investment advisory agreement with the Adviser and a second proposal to approve a new sub-advisory agreement between the Adviser and Price Capital Management, Inc. (the "Price Capital") by shareholders of the Fund (the “Price Capital Pre-14A”).

On April 11, 2019, you provided oral comments to Christopher D. Carlson of Thompson Hine LLP on the Pre-14As. Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

GENERAL

Comment 1:	Please disclose what would happen if one or both proposals mentioned in the Pre-14As are not approved by the applicable Funds.

Response:	The Registrant respectfully notes that this disclosure is already included in the Pre-14As as specified below and does not believe any changes are needed.
•	Flexible Plan Pre-14A, p. 12: “If the Transaction occurs before shareholders of a Fund approve both Proposal 1 and Proposal 2, the Adviser and Flexible Plan will continue to serve as the Fund’s adviser and sub-adviser, respectively. At the Board Meeting, the Trustees approved an interim advisory agreement between the Trust and the Adviser and an interim sub-advisory agreement between the Adviser and Flexible Plan. The interim advisory agreement is identical to the New Advisory Agreement and the Current Advisory Agreement and the interim sub-advisory agreement is identical to the New Sub-Advisory Agreement and the Current Sub-Advisory Agreement. Rule 15a-4 under the 1940 Act permits a fund to enter into an interim advisory or sub-advisory agreement with an adviser, or sub-adviser, to manage a fund in the event of a change of control. Under Rule 15a-4, an interim agreement may remain in place for up to 150 days so that a fund may receive investment advisory services without interruption while its solicits shareholder approval of a new investment advisory agreement.”
•	Spectrum Financial Pre-14A, p. 9: “If the Transaction occurs before shareholders of the Funds approve both Proposal 1 and Proposal 2, the Adviser and Spectrum Financial will continue to serve as the Funds' adviser and sub-adviser. At the Board Meeting, the Trustees approved an interim advisory agreement between the Trust and the Adviser and an interim sub-advisory agreement between the Adviser and Spectrum Financial. The interim advisory agreement is identical to the New Advisory Agreement and the Current Advisory Agreement and the interim sub-advisory agreement is identical to the New Sub-Advisory Agreement and the Current Sub-Advisory Agreement. Rule 15a-4 under the 1940 Act permits a fund to enter into an interim advisory or sub-advisory agreement with an adviser, or sub-adviser, to manage a fund in the event of a change of control. Under Rule 15a-4, an interim agreement may remain in place for up to 150 days so that a fund may receive investment advisory services without interruption while its solicits shareholder approval of a new investment advisory agreement.”
•	Price Capital Pre-14A, pp. 9-10: “If the Transaction occurs before shareholders of the Fund approve both Proposal 1 and Proposal 2, the Adviser and Price Capital will continue to serve as the Fund's adviser and sub-adviser, respectively. At the Board Meeting, the Trustees approved an interim advisory agreement between the Trust and the Adviser and an interim sub-advisory agreement between the Adviser and Price Capital. The interim advisory agreement is identical to the New Advisory Agreement and the Current Advisory Agreement and the interim sub-advisory agreement is identical to the New Sub-Advisory Agreement and the Current Sub-Advisory Agreement, except as noted below. Rule 15a-4 under the 1940 Act permits a fund to enter into an interim advisory or sub-advisory agreement with an adviser, or sub-adviser, to manage a fund in the event of a change of control. Under Rule 15a-4, an interim agreement may remain in place for up to 150 days so that a fund may receive investment advisory services without interruption while its solicits shareholder approval of a new investment advisory agreement.”
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FLEXIBLE PLAN PRE-14A

Comment 2:	In the section “Evaluation by the Board of Trustees” on page 9 of the Flexible Plan Pre-14A, where the disclosure discusses the “Fees and Expenses” prong of the Gartenberg factors, if Flexible Plan acts as a sub-adviser with respect to any other fund having a similar investment objective, identify and state the size of such other fund and the rate of the Flexible Plan’s compensation, and whether Flexible Plan has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract per item 22(c)(10) of Schedule 14A.
Response:	Flexible Plan does not act as a sub-adviser with respect to any other fund having a similar investment objective.
Comment 3:	In the section “Evaluation by the Board of Trustees” on page 10 of the Flexible Plan Pre-14A, where the disclosure discusses the “Economies of Scale” prong of the Gartenberg factors, the staff notes the following sentence: “The Adviser representative stated the Adviser believes economies of scale will not be reached until assets reach a minimum of $300 to $500 million per fund, and economies of scale would be revisited when assets reach those levels.” The staff also notes that the Flexible Plan sub-advisory agreement includes breakpoints starting at the $300 million asset level. Please provide a fuller discussion of the extent to which the Board considered whether economies of scale would be realized as the Fund grows and whether both advisory and subadvisory fee levels reflect these economies of scale for the benefit of Fund investors per item 22(c)(11) of Schedule 14A.
Response:	The referenced disclosure reflects the Board’s determination that the Fund has not realized economies of scale at its then-current level of assets. Therefore, it was unnecessary to reach the question of whether then-current fee levels reflect economies of scale.

SPECTRUM FINANCIAL PRE-14A

Comment 4:	In the section “Evaluation by the Board of Trustees” on page 7 of the Spectrum Financial Pre-14A, where the disclosure discusses the “Fees and Expenses” prong of the Gartenberg factors, please provide any required disclosures to the extent that the Adviser or Spectrum Financial advises or subadvises similar funds per item 22(c)(10) of Schedule 14A.
Response:	The Registrant notes that the only advisory or sub-advisory relationship that is relevant to the disclosure called for by this item of Schedule 14A was Spectrum Financial’s services to separately managed accounts with similar strategies as the Spectrum Low Volatility Fund. Because the fees charged for the other accounts are higher than the fees charged to that Fund, the size of those accounts and levels of fees charged to them are not material to shareholders of that Fund. Therefore, the Registrant does not believe additional disclosure is necessary.
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Comment 5:	In the section “Evaluation by the Board of Trustees” on page 8 of the Spectrum Financial Pre-14A, where the disclosure discusses the “Economies of Scale” prong of the Gartenberg factors, the staff notes the following disclosure: “The Board noted that, for the Spectrum Low Volatility Fund, economies of scale might be achieved at $200 million, and would be revisited as the Fund grows.” Please provide a fuller discussion of the extent to which the Board considered whether economies of scale would be realized as the Fund grows and whether fee levels reflect these economies of scale for the benefit of Fund investors per item 22(c)(11) of Schedule 14A.
Response:	The referenced disclosure reflects the Board’s determination that the Fund has not realized economies of scale at its then-current level of assets. Therefore, it was unnecessary to reach the question of whether then-current fee levels reflect economies of scale.

PRICE CAPITAL PRE-14A

Comment 6:	In the section “Evaluation by the Board of Trustees” on page 7 of the Price Capital Pre-14A, where the disclosure discusses the “Fees and Expenses” prong of the Gartenberg factors, please provide any required disclosures to the extent that the Adviser or Price Capital advises or subadvises similar funds per item 22(c)(10) of Schedule 14A.
Response:	Neither the Adviser nor Price Capital advises or subadvises similar funds.
Comment 7:	In the section “Evaluation by the Board of Trustees” on page 8 of the Price Capital Pre-14A, where the disclosure discusses the “Economies of Scale” prong of the Gartenberg factors, the staff notes the following disclosure: “The Board concluded that at current asset levels economies of scale were not achievable, but would be revisited as the Fund grows in assets.” Please provide a fuller discussion of the extent to which the Board considered whether economies of scale would be realized as the Fund grows and whether fee levels reflect these economies of scale for the benefit of Fund investors per item 22(c)(11) of Schedule 14A.
Response:	The referenced disclosure reflects the Board’s determination that the Fund has not realized economies of scale at its then-current level of assets. Therefore, it was unnecessary to reach the question of whether then-current fee levels reflect economies of scale.

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If you have any questions or additional comments, please call the undersigned at (202) 263-4169, JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Very truly yours,

/s/ Christopher D. Carlson

Christopher D. Carlson